La Perla Puerto Rican Cuisine
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
Operating Account		27,748.99
Petty Cash		0.00
WELLS FARGO 5170		0.00
Total Bank Accounts	$	**27,748.99**
Accounts Receivable		
Accounts Receivable (A/R)		7,791.00
Total Accounts Receivable	$	**7,791.00**
Other Current Assets		
Food Inventory		2,204.20
Undeposited Funds		0.00
Total Other Current Assets	$	**2,204.20**
Total Current Assets	$	**37,744.19**
Fixed Assets		
Furniture and Equipment		18,308.57
Leasehold Improvements		48,575.00
Total Fixed Assets	$	**66,883.57**
TOTAL ASSETS	$	**104,627.76**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
WF Credit Card 1873		82.94
Total Credit Cards	$	**82.94**
Other Current Liabilities		
Bluevine Loan		0.00
Clover Tips		3.77
Employee Tips Payable		0.00
Fora Loan		0.00
Knight Capital Loan 2/21/20		0.00
Sales Tax Agency Payable		2,928.40
Sales Tax Payable		0.00
Total Sales Tax Agency Payable	$	**2,928.40**
Square Loan		0.00
Total Other Current Liabilities	$	**2,932.17**
Total Current Liabilities	$	**3,015.11**
Long-Term Liabilities		

Paycheck Protection Program Loan Payable		9,957.00
SBA Loan		110,900.00
Total Long-Term Liabilities	$	120,857.00
Total Liabilities	$	123,872.11
Equity		
Member 1 Draws		-143,274.77
Member 1 Equity		31,437.60
Opening Balance Equity		4,201.93
Retained Earnings		86,545.59
Net Income		1,845.30
Total Equity	-$	19,244.35
TOTAL LIABILITIES AND EQUITY	$	104,627.76